January 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Kempf
Robert Littlepage
Priscilla Dao
Jan Woo

Re:	Locafy Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted December 3, 2021
CIK No. 0001875547

Ladies and Gentlemen:

This letter is submitted on behalf of Locafy Limited (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 16, 2021 regarding the Company’s first amendment to the Draft Registration Statement on Form F-1 submitted to the Commission on December 3, 2021 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

We have been reliant on government subsidies and research and development grants..., page 17

1.	Please specify the percentage of revenue that has been funded through government subsidies and research and development grants for all periods presented.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 18 of the Registration Statement.

Management’s Discussion & Analysis of Financial Condition & Results of Operations, page 32

2.	We note your response to prior comment 6 that you measure customer churn rates and product churn rates to monitor customer retention. To the extent material, please disclose the customer churn and product churn rates for each period presented.

The Company respectfully advises the Staff that its discussion of churn rates relates only to its subscription revenues, that is, it excludes data and advertising revenue streams. The Company’s proximity product embodies its key technology and is its selling focus going forward, however, since the product was only released in April 2021, the Company does not have ample material data to work with and believes it would be misleading to include such figures in the Registration Statement.

With regards to the subscription revenues derived from PinkPages and SuperMedia, PinkPages was acquired in November 2020 and thus, there was no churn rate for PinkPages in fiscal year 2021. The data point the Company has for SuperMedia for fiscal year 2021 is for the period in which the Company switched customers from print to subscription revenues, which resulted in a loss of 17.1% of its customers. The Company believes that it may be misleading to report this figure for SuperMedia in the Registration Statement as it is a result of a specific and isolated event that is not otherwise reflective of the Company’s customer retention in a general sense.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4984.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Gavin Burnett, Chief Executive Officer, Locafy Limited